                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 9)*

                           RHEOMETRIC SCIENTIFIC, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  762073 10 4
                                 (CUSIP Number)

                          Richard J. Giacco, President
                                Axess Corporation
                100 Interchange Boulevard, Newark, Delaware 19711
                                 (302) 452-6600

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 6, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP Number: 762073 10 4


1)       Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

         Axess Corporation

         I.R.S. Identification:  51-0329102

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)                                                                                           [ ]

         (b)                                                                                           [ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions):                                                            WC

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                                            [ ]

6)       Citizenship or Place of Organization:                                                U.S. Citizen

Number of                  (7)   Sole Voting Power:                                             2,861,257*
Shares Bene-
ficially                   (8)   Shared Voting Power:                                                    0
Owned by
Each                       (9)   Sole Dispositive Power:                                        2,861,257*
Reporting
Person With                (10)  Shared Dispositive Power:                                               0


* Pursuant to the Amended and Restated Securities Purchase Agreement dated as of February 17, 2000 ("Securities Purchase Agreement") the Issuer will reissue to Axess Corporation, subject to an affirmative vote of the Shareholders to amend the Certificate of Incorporation, 4,400,000 shares of the Common Stock, and will also issue to Axess Corporation, subject to the same affirmative vote of the Shareholders to amend the Certificate of Incorporation, 1,000 Shares of Preferred Stock convertible into 1,000,000 Shares of Common Stock. Following the affirmative vote of the Shareholders to amend the Certificate of Incorporation and the reissuance and issuance of all securities to be reissued and issued to all parties pursuant to the Securities Purchase Agreement, the number of Shares of Common Stock beneficially owned by Axess Corporation will be 8,261,257 and the percentage of the Class represented by such amount will be 37.6%. Andlinger Capital XXVILLC, which currently owns 10,606,000 Shares of Common Stock, and Axess Corporation have agreed to vote to amend the Certificate of Incorporation as described above. Therefore the holders of Shares of Common Stock representing 81.4% of currently issued and outstanding Shares of Common Stock have agreed to vote to amend the Certificate of Incorporation as described above.

                                Page 2 of 9 Pages

11)      Aggregate Amount Beneficially Owned by Each Reporting Person:                          2,861,257*

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                                            [ ]

13)      Percent of Class Represented by Amount in Row (11):                                       17.3 %*
                                                                                                     ----
14)      Type of Reporting Person (See Instructions):                                                  CO

ITEM 1.  SECURITY AND ISSUER

     This is Amendment No. 9 ("Amendment No. 9") to the Statement of Beneficial Ownership of Axess Corporation, a Delaware corporation ("Axess") dated September 16, 1991 (the "Original Statement"), and relates to the beneficial ownership by Axess of common stock ("Common Stock") of Rheometric Scientific, Inc., a New Jersey corporation (formerly Rheometrics, Inc.) (the "Issuer"). Amendments Nos. 1, 2, 3, 4, 5, 6, 7 and 8 to the Original Statement were filed on or about November 1991, May 18, 1992, May 26, 1992, August 21, 1992, June 24, 1993, July
9, 1993, September 27, 1993 and March 28, 1995 respectively. The address of the principal executive offices of the issuer of such securities is as follows:

                  Rheometric Scientific, Inc.
                  One Possumtown Road
                  Piscataway, New Jersey  08854


     This Amendment No. 9 is being filed to disclose the execution and closing of the Amended and Restated Securities Purchase Agreement dated as of February 17, 2000.

ITEM 2.  IDENTITY AND BACKGROUND

I.       (a)       Name:    Axess Corporation ("Axess");
                   State of Organization: Delaware
         (b)       Principal Business:       Holding Company
         (c)       Address of Principal Office:
                                    100 Interchange Boulevard
                                    Newark, DE  19711
         (d) & (e) During the last five years, Axess (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has Axess been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Pursuant to Instruction C, the following information is furnished with respect to Axess and each executive officer and director of Axess:

II.      (a)       Name:    R. Michael Hendricks
         (b)       Business Address:100 Interchange Boulevard
                                    Newark, DE  19711

                               Page 3 of 9 Pages
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         (c)       Director of Axess
         (d) & (e) During the last five years, R. Michael Hendricks (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
         (f)       United States Citizen

III.     (a)       Name:    Alexander F. Giacco
         (b)       Business Address:100 Interchange Boulevard
                                    Newark, DE  19711
         (c)       Managing Director; Chairman of the Board; Director of Axess
         (d) & (e) During the last five years, Alexander F. Giacco (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
         (f)       United States Citizen

IV.      (a)       Name:    Richard J. Giacco
         (b)       Business Address:100 Interchange Boulevard
                                    Newark, DE  19711
         (c)       President, Secretary, Treasurer and Director of Axess
         (d) & (e) During the last five years, Richard J. Giacco (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
         (f)       United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On March 6, 2000 pursuant to an Amended and Restated Securities Purchase Agreement (the "Securities Purchase Agreement") dated February 17, 2000 by and between the Issuer, Axess and Andlinger Capital XXVI, Axess agreed to cancel certain debt of the Issuer owed to Axess in the principal amount of $8,205,907.09 plus interest thereon in exchange for (x) the payment by the Issuer to Axess of $3,500,000 in cash; (y) the issuance to Axess of a promissory note in the principal amount of $1,000,000 payable upon the sale of the Issuer's Process Control Rheometer Product Line (the "PCR Product Line Note") and (z) the issuance to Axess, of a warrant (the "Preferred Stock Warrant") to purchase 1,000 shares of the Issuer's non-voting Convertible Redeemable Preferred Stock to be issued subject to Stockholder Approval, pursuant to an amendment to the Certificate of Incorporation of the Issuer.

                               Page 4 of 9 Pages
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     Axess further agreed to contribute 4,400,000 shares of Common Stock to the
Issuer, in exchange for the Issuer's agreement to reissue to Axess 4,400,000 shares of Common Stock (the "Axess Reissue Shares") subject to the Stockholder Approval and amendment of the Issuer 's certificate of incorporation to authorize the issuance of such shares.

     Axess also agreed to contribute for cancellation 2,815,000 Shares of Common Stock of the Issuer.

     A copy of the Securities Purchase Agreement is attached hereto as an exhibit and is incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION

     The reduction and change of ownership by Axess in the Common Stock of the Issuer is to enable the purchase by Andlinger Capital XXVI, LLC of an interest in the Issuer pursuant to the Securities Purchase Agreement. All Common Stock owned by Axess now or be issued pursuant to the Securities Purchase Agreement is for the purpose of investment. Except as otherwise described in this Amendment No. 9, Axess does not presently have any plan or proposal which relates to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

     (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

                           Page 5 of 9 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

I. (a) Axess owns 2,861,257* shares of the Issuer's Common Stock constituting 17.3%* of the Issuer's Common Stock deemed to be outstanding pursuant to Rule 13d-3(1).

         (b) The number of shares as to which Axess has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is approximately as follows:


                  (i)      Sole Voting Power:                                 2,861,257*

                  (ii)     Shared Voting Power:                                 0 shares

                  (iii)    Sole Dispositive Power:                      2,861,257 shares*

                  (iv)     Shared Dispositive Power:                            0 shares

         (c) Axess has not effected any transactions in the Common Stock during the sixty days preceding the date hereof.

         (d)      Not applicable.

         (e)      Not applicable.

II.      (a)      R. Michael Hendricks owns 3,000 shares of the Issuer's Common
Stock constituting .1% of the Issuer's Common Stock deemed to be outstanding pursuant to Rule 13d-3(1).

         (b) The number of shares as to which R.Michael Hendricks has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is approximately as follows:

* Pursuant to the Amended and Restated Securities Purchase Agreement dated as of February 17, 2000 ("Securities Purchase Agreement") the Issuer will reissue to Axess Corporation, subject to an affirmative vote of the Shareholders to amend the Certificate of Incorporation, 4,400,000 shares of the Common Stock, and will also issue to Axess Corporation, subject to the same affirmative vote of the Shareholders to amend the Certificate of Incorporation, 1,000 Shares of Preferred Stock convertible into 1,000,000 Shares of Common Stock. Following the affirmative vote of the Shareholders to amend the Certificate of Incorporation and the reissuance and issuance of all securities to be reissued and issued to all parties pursuant to the Securities Purchase Agreement, the number of Shares of Common Stock beneficially owned by Axess Corporation will be 8,261,257 and the percentage of the Class represented by such amount will be 37.6%. Andlinger Capital XXVILLC, which currently owns 10,606,000 Shares of Common Stock, and Axess Corporation have agreed to vote to amend the Certificate of Incorporation as described above. Therefore the holders of Shares of Common Stock representing 81.4% of currently issued and outstanding Shares of Common Stock have agreed to vote to amend the Certificate of Incorporation as described above.

                                Page 6 of 9 Pages

                  (i)      Sole Voting Power:                               3,000 shares

                  (ii)     Shared Voting Power:                                 0 shares

                  (iii)    Sole Dispositive Power:                          3,000 shares

                  (iv)     Shared Dispositive Power:                            0 shares

         (c) R. Michael Hendricks has not effected any transactions in the Common Stock during the sixty days preceding the date hereof.

         (d)      Not applicable.

         (e)      Not applicable.

III.     (a)      Alexander F. Giacco owns 81,000 shares of the Issuer's Common
Stock constituting .5% of the Issuer's Common Stock deemed to be outstanding pursuant to Rule 13d-3(1).

         (b) The number of shares as to which Alexander F. Giacco has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is approximately as follows:


                  (i)      Sole Voting Power:                              81,000 shares

                  (ii)     Shared Voting Power:                                 0 shares

                  (iii)    Sole Dispositive Power:                         81,000 shares

                  (iv)     Shared Dispositive Power:                            0 shares

         (c) Alexander F. Giacco has not effected any transactions in the Common Stock during the sixty days preceding the date hereof.

         (d)      Not applicable.

         (f)      Not applicable.

IV.      (a)      Richard J. Giacco owns 3,000 shares of the Issuer's Common
Stock constituting .1% of the Issuer's Common Stock deemed to be outstanding pursuant to Rule 13d-3(1). Richard J. Giacco beneficially owns 1,000 of these shares as part of a family partnership of which he is the manager and he has an unqualified option to purchase 75,000 shares of the issues within 60 days of the closing.

         (b) The number of shares as to which Richard J. Giacco has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is approximately as follows:


                  (i)      Sole Voting Power:                               3,000 shares

                  (ii)     Shared Voting Power:                                 0 shares

                               Page 7 of 9 Pages

                  (iii)    Sole Dispositive Power:                          3,000 shares

                  (iv)     Shared Dispositive Power:                            0 shares

         (c) Richard J. Giacco has not effected any transactions in the Common Stock during the sixty days preceding the date hereof.

         (d)      Not applicable.

         (g)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          1. The Amended and Restated Securities Purchase Agreement provides that on or before the Closing Date, the Issuer shall take such action as is necessary to cause the size of its Board of Directors to consist of seven directors, of which four shall be designees of Andlinger Capital XXVI, LLC, one shall be a designee of Axess, one shall be independent of Andlinger Capital XXVI, LLC and Axess and one shall be the Chief Executive Officer of the Company.

          2. Stockholders Agreement pursuant to which, Andlinger Capital XXVI and Axess have agreed, among other things, not to transfer their respective shares of Common Stock without the prior written consent of the other stockholders party thereto, except (1) pursuant to "piggyback" or "demand" registrations under the Registration Rights Agreement, (2) pursuant to an exemption from registration under Rule 144 under the Securities Act of 1933, as amended in transactions effected after the first anniversary of the closing date under the Purchase Agreement, (3) to certain transferees, (4) as collateral security in a bona fide arm's-length loan or credit transaction, provided the stockholder retains the authority to vote such securities in the absence of any default thereunder, (5) pursuant to a tender offer, and (6) pursuant to a transaction duly approved by the stockholders of the Issuer.

          3. Registration Rights Agreement provides for the registration with the Securities and Exchange Commission of the Investor Shares, the Axess Reissue Shares, and the shares of Common Stock issuable upon the exercise of the Warrants owned by Andlinger Capital XXVI and Axess.

          4. Voting Trust Agreement with Issuer and Andlinger Capital XXVI, L.L.C., pursuant to which Andlinger Capital XXVI and Axess agreed to vote in favor of the items to be submitted for Stockholder Approval pursuant to the Purchase Agreement and described in the footnote above.

References and descriptions to the Registration Rights Agreement, the Stockholders'

                               Page 8 of 9 Pages

Agreement, the Voting Agreement and the Securities Purchase Agreement as set forth above in this Item 6 of this Schedule 13D, are qualified in their entirety by reference to the copies of the Registration Rights Agreement, the Stockholders' Agreement, the Voting Agreement and the Securities Purchase Agreement, respectively, filed as exhibits to this Schedule 13D.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named herein.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. Amended and Restated Securities Purchase Agreement dated as of February 17, 2000 (without exhibits).

          2.   Stockholders Agreement dated as of March 6, 2000.

          3.   Registration Rights Agreement dated as of March 6, 2000.

          4. Voting Trust Agreement with Issuer and Adlinger Capital XXVI, L.L.C., dated as of February 17, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  March 22, 2000                             AXESS CORPORATION



                                                 By: /s/  Richard J. Giacco
                                                    ---------------------------
                                                     Richard J. Giacco
                                                     President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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